11819 Pennsylvania
Carmel, IN 46032
Allegion.com
United States Securities and Exchange Commission
Division of Corporate Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Messrs. Adam Phippen and Bill Thompson

    RE: Allegion plc
     Form 10-K for the Fiscal Year Ended December 31, 2019
     Filed February 18, 2020
     Form 8-K filed February 18, 2020
     File No. 1-35971

Dear Messrs. Phippen and Thompson:

Set forth below are the responses of Allegion plc (the “Company”, or “we”) to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 17, 2020, with respect to the Form 10-K and Form 8-K referenced above.

For your convenience, we have set forth below the Staff’s comments contained in your letter dated September 17, 2020, followed by the Company’s response thereto. Caption references and page numbers refer to the captions and pages contained within the Forms 10-K and 8-K referenced above, unless otherwise indicated. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Forms 10-K or 8-K, as applicable:

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

1.Reference is made to your disclosure on page F-37 that your income tax valuation allowance decreased $118.6 million in fiscal 2019. Please tell us the impact this decrease had on net earnings and explain to us why it isn’t discussed in Item 7.

Response:

The reduction in the valuation allowance was substantially all offset by corresponding and equal reductions to, or elimination of, underlying deferred tax assets and therefore did not significantly impact net earnings. Specifically, in light of certain legislative changes, the Company executed internal restructurings in 2019, which resulted in the utilization of certain deferred tax assets on NOL carryforwards and the release of the corresponding valuation allowances against those deferred tax assets. Also, to a lesser extent, the impact of newly enacted reductions in jurisdictional tax rates lowered both certain existing deferred tax assets and the associated valuation allowances. The impact of the decrease in the valuation allowance on our 2019 Provision for Income Taxes, and therefore net earnings, was $32,000, which represents an approximate 0.01% impact to our Effective Tax Rate (“ETR”).

In Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, specifically within our “Provision for Income Taxes” discussion on pages 32-33 of our Form 10-K, we principally discuss year-over-year changes in the ETR. Given the immaterial impact of the reduction in our income tax valuation allowance to the ETR, we did not consider any of the factors driving the decrease in our valuation allowance during 2019 to be relevant to our Item 7 discussion of 2019 financial condition and results of operations.

11819 Pennsylvania
Carmel, IN 46032
Allegion.com

Consolidated Financial Statements
Note 9 – Debt and Credit Facilities, page F-16

2.Reference is made to the first paragraph on page F-17 where you disclose that the Credit Facilities require you to comply with a maximum leverage ratio. Please tell us your consideration of disclosing the maximum ratio, your ratio as of December 31, 2019 and the amount of retained earnings or net income restricted or free of restrictions. Further, please tell us your consideration of providing disclosure about the dividend restrictions imposed by the Irish Companies Act as discussed on page 24. Refer to Rule 4-08(e)(1) of Regulation S-X.

Response:

The Company entered into the Credit Agreement (the “Agreement”) on September 12, 2017. The Agreement is included as Exhibit 10.3 of our Form 10-K filed on February 18, 2020 and incorporated by reference to Exhibit 10.1 of our Form 8-K filed on September 15, 2017. The Company disclosed the existence of a maximum leverage ratio as informational disclosure. Per Section 5.11 of the Agreement, our maximum leverage ratio, as defined, for any period of four consecutive fiscal quarters may not exceed 3.75 to 1.00. As of December 31, 2019, our ratio was 1.82 to 1.00. Given that we were not in breach of the covenant nor reasonably likely to be in breach of the covenant in the foreseeable future due to the substantial cushion in our ratio, as well as our conclusion that the debt covenant did not materially impact our ability to obtain additional debt or equity financing, we concluded that additional disclosure was not required under Rule 4-08(c) of Regulation S-X or Item 303(a)(1) or (2) of Regulation S-K.

Relating to our disclosure about the dividend restrictions imposed by the Irish Companies Act on page 24 of our Form 10-K, as an Irish domiciled company, we are subject to the Irish Companies Act of 2014, under which dividends may only be made from distributable reserves. As of December 31, 2019, our distributable reserves exceeded $4.1 billion. Accordingly, the Company concluded that this did not represent a significant restriction on the payment of dividends that required disclosure in the consolidated financial statements under Rule 4-08(e)(1) of Regulation S-X, as the restriction did not pose any current or anticipated restriction on our ability to declare or distribute dividends. There are no other restrictions on either our retained earnings or net income limiting the potential declaration or payment of dividends.

However, in response to the Staff’s comment, the Company will update the “Dividend Policy” discussion presented within Item 5 (page 24) of future Form 10-K filings. The below represents how the “Dividend Policy” section within Item 5 of our 2019 Form 10-K would have been presented under our planned updates (updates underlined):

“Our Board of Directors declared dividends of $0.27 per ordinary share on February 6, 2019, April 4, 2019, September 5, 2019 and December 5, 2019. On February 6, 2020, our Board of Directors declared a dividend of $0.32 per ordinary share payable March 31, 2020. We paid a total of $100.6 million in cash for dividends to ordinary shareholders during the year ended December 31, 2019. Future dividends on our ordinary shares, if any, will be at the discretion of our Board of Directors and will depend on, among other things, our results of operations, cash requirements and surplus, financial condition, contractual restrictions and other factors that the Board of Directors may deem relevant, as well as our ability to pay dividends in compliance with the Irish Companies Act. Under the Irish Companies Act, dividends and distributions may only be made from distributable reserves. Distributable reserves, broadly, means the accumulated realized profits of Allegion plc (ALLE-Ireland), and are unrelated to any U.S. GAAP reported amount (e.g. retained earnings). As of December 31, 2019, we had distributable reserves of $4.1 billion. In addition, no distribution or dividend may be made unless the net assets of ALLE-Ireland are equal to, or in excess of, the

11819 Pennsylvania
Carmel, IN 46032
Allegion.com
aggregate of ALLE-Ireland’s called up share capital plus undistributable reserves and the distribution does not reduce ALLE-Ireland’s net assets below such aggregate.”

Form 8-K Filed February 18, 2020

Exhibit 99.1, page 2

3.Reference is made to your disclosure of 2020 expected earnings per share as adjusted. In future filings, please provide a reconciliation (by schedule or other clearly understandable method), which shall be quantitative, to the extent available without unreasonable efforts of the differences between the non-GAAP financial measure with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Refer to Item 10(e)(i)(B) of Regulation S-K.

Response:

In response to the Staff’s comment, in future filings, the Company will expand its “Outlook” language within its earnings press release furnished as Exhibit 99.1 to its Form 8-K filings where both a GAAP and adjusted EPS outlook is provided in order to disclose the nature and amounts of difference between the GAAP and adjusted EPS outlook in accordance with Item 10(e)(i)(B) of Regulation S-K. The below represents how the full-year 2020 outlook from the press release furnished as Exhibit 99.1 to our Form 8-K filed February 18, 2020 would have been presented under our planned updates (updates underlined):

“Full year 2020 reported EPS is expected to be in the range of $5.00 to $5.10, or $5.10 to $5.20 on an adjusted basis. The $0.10 difference between our reported and adjusted EPS outlook range relates to expected future restructuring and acquisition and integration charges. This reflects an increase of approximately 4 to 6 percent versus adjusted 2019 EPS. The outlook includes incremental investment of approximately $0.15 per share; assumes a full-year adjusted effective tax rate of approximately 16.5 to 17 percent; and assumes an average diluted share count for the full year of approximately 93 million shares.”

If you have any questions pertaining to the foregoing, please feel free to contact me at (317) 810-3372, or Douglas P. Ranck, Vice President, Controller and Chief Accounting Officer, at (317) 810-3221.

Sincerely,

/s/ Patrick S. Shannon

Patrick S. Shannon
Senior Vice President and Chief Financial Officer